

May 1, 2007

By U.S. Mail and facsimile to (214) 200-0641

L. Stephen Rizzieri
Chief Legal Officer, General Counsel and Secretary
Panda Ethanol, Inc.
4100 Spring Valley, Suite 1002
Dallas, Texas 75244

Re: **Panda Ethanol, Inc.**.
        Amendment No. 1 to Registration Statement on Form S-3
        Filed April 13, 2007
        File No. 333-139119
        Form 10-KSB for the year ended December 31, 2006
        Filed April 2, 2007 Act Reports
        File No. 000-50282

Dear Mr. Rizzieri

        We reviewed the filings and have the following comments. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-3
General

1.   We note your response to comment 4 of our letter dated February 6, 2007. Please revise your cover page and throughout your registration statement to further clarify that this transaction relates to the "resale" of outstanding shares of common stock, rather than the "offer and resale" of such shares.

2.   We note your response to comment 5 of our letter dated February 6, 2007. Please revise your Form S-3 to disclose the facilities you are referring to when using the phrase "among others." In addition, we could not locate disclosure of the estimated costs of your plants in Muleshoe, Texas and Lincoln County, Nebraska. Please revise to provide the disclosure requested by prior comment 5.

Risk Factors, page 6

3.   Please specifically incorporate the risk factors in your Form 10-K.

Selling Stockholders, page 8

4.   We note the revised disclosures in notes 10, 11 and 19 to the selling stockholders table. Please revise these footnotes to disclose the names of the individuals who exercise voting and investment control over the shares being registered for resale.

Part II
Undertakings, page II-2

5.   Please delete the undertaking in paragraph (a)(5), as it is inapplicable to a registration statement registering the resale of outstanding securities.

Form 10-KS for the year ended December 31, 2006

Executive Compensation, page 51
Compensation Discussion and Analysis

6.   Please disclose the basis and performance measurements utilized for the bonus payments made to the named executive officers in 2006.

7.   Please provide the table required by Item 402(d) of Regulation S-K.

Controls and Procedures, page 46

8.   We note your disclosures regarding the effectiveness of your disclosure controls and procedures do not comply with the definitions set forth in Exchange Act Rule 13a-15(e). Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures and that our disclosure controls and procedures were effective at the reasonable assurance level to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported as and when required. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective at the reasonable assurance level, whichever the case may be, without defining them.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provide all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve the company from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- the company may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and pursuant to delegated authority, grant acceleration of the registration statement's effectiveness.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least tow business days in advance of the requested effective date.

You may contact Jennifer Thompson, Staff Accountant, at (202) 551-3737 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551- 3749 or me at (202) 551-3767 with any other questions.

Very truly yours,

Jennifer R. Hardy
Branch Chief

cc: Janice V. Sharry (*via facsimile* 214/200-0620)
        Haynes and Boone, LLP
        901 Main Street, Suite 3100
        Dallas, Texas 75202